UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-34949

Tekmira Pharmaceuticals Corporation

(Translation of Registrant’s Name Into English)

100-8900 Glenlyon Parkway

Burnaby, British Columbia

Canada, V5J 5J8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the Registration Statement of Tekmira Pharmaceuticals Corporation on Form S-8 (File No. 333-186185) and as an Exhibit to the Registration Statement of Tekmira Pharmaceuticals Corporation on Form F-10 (File No. 333-185883).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tekmira Pharmaceuticals Corporation

Date: April 12, 2013	By:	/s/ IAN C. MORTIMER
	Name:	Ian C. Mortimer
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual and Special Meeting and Management Information Circular

99.2	Form of Proxy for Annual and Special Meeting